Exhibit 99.1

BIT Mining Limited Agrees to Sell its Mining Pool Business

AKRON, Ohio, December 29, 2023 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced that it has agreed to sell its entire mining pool business operated under BTC.com (the “Business”) to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. The sale of the Business is expected to result in an increase of approximately US$16 million in the total shareholders’ equity of BIT Mining, since the Business has approximately US$11 million in cryptocurrency net liability. The sale does not include or affect any of BIT Mining’s other businesses.

The sale of the Business is subject to certain closing conditions and applicable regulatory approvals and is expected to close upon satisfaction of the closing conditions.

The Business generated revenues of US$593.2 million, or 91.2% of BIT Mining’s total revenues, in the year ended December 31, 2022. However, in accordance with the Company’s business model, a considerable amount of mining rewards is payable to each pool participant in exchange for the computing power they contribute to the mining pool. As disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, the cost and expense of mining pool services for the full year 2022 was US$595.8 million. Consequently, the Business recorded a full-year net operating loss of US$2.6 million. The Company expects the sale to result in improved profitability and a solid cash position.

Xianfeng Yang, Chief Executive Officer of BIT Mining, commented, “By selling the loss-making mining pool business, we will be more resilient with our core resources focused on advancing the research and development of our existing businesses. Meanwhile, the cash proceeds from the transaction and our company’s enhanced profitability outlook will further strengthen our position to explore new areas with greater potential and room for future expansion . Moving forward, we will strive to unlock considerable synergistic potential across our existing business segments, propelling our company’s technology-driven growth and creating long-term value for our shareholders.”

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited
ir@btcm.group
ir.btcm.group
www.btcm.group

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com